EXHIBIT 99.1

Anfield Energy Inc. Completes Phase One Surface Construction at Velvet-Wood Project

VANCOUVER, British Columbia, June 01, 2026 (GLOBE NEWSWIRE) -- Anfield Energy Inc. (NASDAQ: AEC; TSX.V: AEC; FRANKFURT: 0AD) (“Anfield” or the “Company”) is pleased to announce the successful completion of phase one surface construction (“Phase One”) at its Velvet-Wood uranium and vanadium project in Utah (“Velvet-Wood”). With Phase One now complete, the Company will shift focus to phase two of mine construction at Velvet-Wood (“Phase Two”).

Corey Dias, Anfield CEO, commented: “The successful completion of Phase One surface construction at Velvet-Wood marks strong progress on the ground made possible by our expanded workforce. We are now advancing into Phase Two, with initial underground development activities expected to commence within the next 30 days. This advancement is significant in the broader U.S. context, as Velvet-Wood was the first uranium mine to be advanced through expedited permitting under the current administration.

Anfield is proud to do its part in answering the call to vastly expand America’s nuclear capacity and energy independence. We remain firmly on track to resume production at Velvet-Wood by the end of 2026.”

Phase Two will focus on the dewatering and rehabilitation of the existing underground workings, along with construction of the ore pad to allow for mining to begin upon completion of the dewatering. Phase Two is expected to last approximately 6 months. Initial underground development activities are expected to commence within the next 30 days at Velvet-Wood.

Phase three of mine construction at Velvet-Wood (“Phase Three”) will involve the buildout of permanent surface infrastructure, including the mine office, shop/warehouse, and permanent power. The Company intends to produce mined material concurrently with the completion of this final development phase.

The completed Phase One work at Velvet-Wood included the following actions:

  Stripped the topsoil from the original mine area and stockpiled approximately 4,500 cubic yards of clean topsoil, set aside for future reclamation work;
  Completed a full site survey to orient the surface with the underground workings;
  Installed a temporary office and shop to support construction and site development;
  Built or improved nearly 3 miles of roads, including both county roads and site roads;
  Installed temporary power to the site;
  Uncovered the previous plugged/reclaimed decline shaft and constructed the new portal and gates;
  Installed ventilation for the underground;
  Rehabilitated nearly 1,500 feet of decline;
  Activated the mine ID with the U.S. Mine Safety and Health Administration, enabling the start of mining and mine construction;
  Built pads for the permanent facilities (mine office, shop/warehouse, and water treatment); and
  Restarted the Company’s Papoose limestone quarry, supplying all aggregate used on site for road and pad construction.

This progress allows Anfield to remain on schedule to return the Velvet-Wood mine to production by the end of 2026. This milestone is made more significant by the fact that the mine last produced in 1984, while the remaining Lisbon Valley mines were ultimately shuttered by 1988. For more than 40 years this resource area has been waiting for the return of the U.S. uranium industry.

This progress supports Anfield’s hub-and-spoke strategy, centered on the fully permitted Shootaring Canyon Mill in Utah and its portfolio of high-quality uranium-vanadium assets in Utah and Colorado.

About Anfield

Anfield is a uranium and vanadium development company that is committed to becoming a top-tier energy-related fuels supplier by creating value through sustainable, efficient growth in its assets. Anfield is a publicly traded corporation listed on the NASDAQ (AEC-Q), the TSXV (AEC-V) and the Frankfurt Stock Exchange (0AD).

On behalf of the Board of Directors
ANFIELD ENERGY INC.
Corey Dias, Chief Executive Officer

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Anfield Energy, Inc.
Corporate Communications
604-669-5762
contact@anfieldenergy.com
www.anfieldenergy.com

This news release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable Canadian securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements in this release include, but are not limited to, statements regarding Phase Two, including, without limitation, the dewatering and rehabilitation of the existing underground workings, the construction of the ore pad to allow for mining to begin upon completion of the dewatering, the duration of Phase Two expecting to last approximately six months, and the expectation that initial underground development activities will commence within the next 30 days at Velvet-Wood; statements regarding Phase Three, including, without limitation, the buildout of permanent surface infrastructure, including, without limitation, the mine office, shop/warehouse, and permanent power, and the intention to produce mined material concurrently with the completion of this Phase Three; the Company returning the Velvet-Wood mine to production by the end of 2026; ; and statements regarding the Company’s hub-and-spoke uranium and vanadium strategy, centered on the Shootaring Canyon Mill as the central processing facility. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance and opportunities to differ materially from those implied by such forward looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, among other things: risks that Phase Two will not be completed as contemplated, or at all; risks that Phase Three will not be complete as contemplated, or at all; risks that the Velvet-Wood mine may not be returned to production as contemplated, or at all; the risks and uncertainties relating to exploration and development; the ability of the Company to obtain additional financing; the need to comply with environmental and governmental regulations in Canada and the United States; fluctuations in the prices of commodities; operating hazards and risks; competition and other risks and uncertainties and other such factors as are set forth in the annual information form for the Company’s most recently completed year end, as well as the management discussion and analysis and other disclosures of risk factors for the Company, filed on SEDAR+ at www.sedarplus.ca. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.